# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 10/24/2025
Amends the filing with accession number 0001140361-22-043284
Filed by CIK 0001833678
Persons authorized to receive notices and communications: G. Raymond Zage, III, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Tiga Investments Eighty-Eight Pte Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (45.9% of the class)
  Comment: The percentage used herein is calculated based on 187,032,103 shares of the Common Stock of the Issuer reported on the Issuer's Current Report on Form 8-K filed on September 19, 2025.
- Tiga Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 85,926,333; shared voting power 0; sole dispositive power 85,926,333; shared dispositive power 0; aggregate amount beneficially owned 85,926,333 (45.9% of the class)
  Comment: The percentage used herein is calculated based on 187,032,103 shares of the Common Stock of the Issuer reported on the Issuer's Current Report on Form 8-K filed on September 19, 2025.
- Big Timber Holdings, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,060,507; shared voting power 0; sole dispositive power 1,060,507; shared dispositive power 0; aggregate amount beneficially owned 1,060,507 (0.6% of the class)
  Comment: The percentage used herein is calculated based on 187,032,103 shares of the Common Stock of the Issuer reported on the Issuer's Current Report on Form 8-K filed on September 19, 2025.
- Zage George Raymond III (CIK 0001833678): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 94,720,123; shared voting power 0; sole dispositive power 94,720,123; shared dispositive power 0; aggregate amount beneficially owned 94,720,123 (50.6% of the class)
  Comment: The percentage used herein is calculated based on 187,032,103 shares of the Common Stock of the Issuer reported on the Issuer's Current Report on Form 8-K filed on September 19, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Boulevard, STE RE1400, West Hollywood, California (CA), 90069
Comment: This Amendment No. 7 (this "Amendment) to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

On October 13, 2025, the Reporting Persons and James Fu Bin Lu, a shareholder of the Issuer and the chairperson of the Issuer's board of directors ("Mr. Lu" and together with Longview Capital Group Limited and Longview Grindr Holdings Limited, each entities controlled by Mr. Lu, the "Mr. Lu Entities"), delivered a letter to the Issuer's board of directors announcing the intention of the Reporting Persons and the Mr. Lu Entities to file amendments to their respective Schedule 13D filings disclosing their intention to explore the possibility of acquiring the Issuer in a going private transaction through the acquisition of all of the Issuer's outstanding Common Stock (other than those shares of Common Stock that may be rolled over by the acquiring shareholders). A copy of such letter is filed herewith as Exhibit 1.

On October 24, 2025, Mr. Lu and Mr. Zage delivered a preliminary and non-binding proposal to the Issuer (the "Proposal"), proposing to acquire all of the outstanding shares of the Issuer not already owned by the Reporting Persons or the Mr. Lu Entities, for $18.00 per share of Common Stock (the "Acquisition"). Mr. Lu and Mr. Zage will fund the Acquisition with a combination of equity and debt financing, subject to the terms and conditions set forth in the equity and debt financing documents, to be in place when the definitive agreements for the Acquisition are signed.

If the Acquisition is completed, the Issuer's Common Stock will be delisted from the New York Stock Exchange, and the Issuer's obligation to file periodic reports under the Act will terminate. In addition, the consummation of the Acquisition could result in one or more of the actions specified in Item 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer's charter and bylaws to reflect that the Issuer would become a privately held company.

No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Acquisition will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Acquisition will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documentation. Moreover, there can be no assurance that the Reporting Persons or the Mr. Lu Entities will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by them. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take or refrain from taking any of the actions set forth above.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 2, which is incorporated herein by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) of this Schedule 13D is hereby amended and restated as follows:

Reporting Person Mr. Zage, as sole equityholder in Tiga Investments, which is the sole equityholder in Tiga 88, and the Manager and sole member of Big Timber, has sole power to vote or direct the vote of and sole power to dispose or direct the disposition of 94,720,123 shares of the Issuer's Common Stock, subject to the information incorporated by reference into this Item 5.

As a result of the Proposal, the Reporting Persons may be deemed to be members of a "group" with the Mr. Lu Entities pursuant to Section 13(d) of the Act, who are separately reporting beneficial ownership on Schedules 13D. As of October 23, 2025, the Mr. Lu Entities beneficially own 23,893,322 shares of Common Stock.

Accordingly, the Reporting Persons and the Mr. Lu Entities, as a group, would collectively own 118,613,445 shares of Common Stock. Such aggregate ownership represents 63.4% of the shares of Common Stock as of October 23, 2025.

However, each Reporting Person expressly disclaims beneficial ownership of the Common Stock beneficially owned (or deemed to be beneficially owned) by any of the Mr. Lu Entities and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Common Stock that are beneficially owned (or deemed to be beneficially owned) by any of the Mr. Lu Entities. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in the Schedules 13D filed by the Mr. Lu Entities. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities (other than the securities directly held by such Reporting Person) covered by this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text:

The description of the proposal letter to the special committee of the board of directors of the Issuer set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are incorporated by reference into this Schedule 13D.

Exhibit 1 Letter to the Issuer's board of directors dated October 13, 2025*

Exhibit 2 Proposal letter to the special committee of the board of directors of the Issuer dated October 24, 2025

* Previously filed

## Signatures
- Tiga Investments Eighty-Eight Pte Ltd: /s/ G. Raymond Zage, III, Director (10/24/2025)
- Tiga Investments Pte. Ltd.: /s/ G. Raymond Zage, III, Director (10/24/2025)
- Big Timber Holdings, LLC: /s/ G. Raymond Zage, III, Member (10/24/2025)
- Zage George Raymond III: /s/ G. Raymond Zage, III, Zage George Raymond III (10/24/2025)